

December 31, 2014

Via E-mail
Ronald E. Pipoly, Jr.
Chief Financial Officer
AmTrust Financial Services Inc.
59 Maiden Lane, 43rd Floor
New York, New York 10038

> **Re: AmTrust Financial Services Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 10, 2014**
> **File No. 001-33143**

Dear Mr. Pipoly:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to the Consolidated Financial Statements

5. Acquisitions, page F-30

1. It appears your policy is to amortize the difference between the acquired loss and LAE reserves and your best estimate of the fair value of the reserves at the acquisition date ratably over the estimated payout period of those reserves. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies how you determine the carrying value of the acquired loss and LAE reserves. If you merely record these reserves at the acquiree's carrying value, please separately explain to us how this accounting complies with the guidance in ASC 944-805-30-1.

16. Income Taxes, page F-55

2. Although you disclose in the last paragraph of this note that you have not recorded any unrecognized tax benefits at the end of December 31, 2012 and 2013, you do not disclose the amount of unrecognized tax benefits. Please provide us proposed disclosure to be included in future periodic reports that provides the disclosures, as applicable, required by ASC 740-10-50-15d. and 15A.

24. Segments, page F-69

3. Please provide us proposed disclosure to be included in future periodic reports that provides for each segment your premium revenues earned by each group of similar products. In this regard, it appears that you provide various types of coverage in each of your segments. Please see ASC 280-10-50-40.

Form 10-Q for the Quarterly period Ended September 30, 2014

Cash Flow Statement, page 6

4. Tell us how your presentation of net purchases of securities complies with Article 10 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations, page 50

5. Please provide us proposed disclosure to be included in future periodic reports that discusses the amount and underlying causes of prior year loss development for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant